Exhibit 22.1

List of Guarantor Subsidiaries
The Cross Guarantee Agreement furnished as Exhibit 10.1 to this Quarterly Report on Form 10-Q sets forth, as of June 30, 2024, the registrant’s guarantor subsidiaries on Schedule II thereto and the guaranteed securities on Schedule I thereto.